Mark A. Humphrey Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583-2324
January 4, 2008
BY ELECTRONIC TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”)
Filed on February 28, 2007
Response Letter Dated July 27, 2007
File No. 001-00368
Dear Mr. Schwall:
In your letter dated December 20, 2007, you provided a comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the Chevron Corporation (“Chevron” or “the company”) 2006 Form 10-K, and the company’s response letter dated July 27, 2007. This comment and the company’s response are set forth below.
Please direct any questions related to the information herein to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544 or by e-mail at bill.allman@chevron.com.
Form 10-K for the Fiscal Year Ended December 31, 2006
Engineering Comments
Supplemental Information on Oil and Gas Producing Activities, page FS-63
Reserves Quantity Information, page FS-70
Comment 1
We have reviewed your response to prior comment four of our letter dated July 18, 2007. Although production has not commenced for the Agbami field, we assume that you have a cash flow projection for the field in the reserve report beginning at the estimated time of first production. Please confirm that the volumes of proved reserves that you are attributing to fuel gas have no sales prices associated with them and, therefore, carry no value in the cash flow analysis since these volumes are not being sold.

Mr. H. Roger Schwall
Securities and Exchange Commission
January 4, 2008
Page: 2
Response: We do have in the reserve report for the Agbami field a cash flow projection beginning at the estimated time of first production. We confirm the volumes of proved reserves attributed to fuel gas have no sales prices associated with them and, therefore, carry no value in this cash flow projection since these volumes are not being sold.
Very truly yours,
/s/ Mark A. Humphrey
cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)